Exhibit 99.1

Sundial Reports Third Quarter 2021 Financial and Operational Results

CALGARY, AB, Nov. 11, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") reported its financial and operational results for the third quarter ended September 30, 2021. All financial information in this press release is reported in millions of Canadian dollars and represents results from continuing operations, unless otherwise indicated.

The Company will hold a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on Friday, November 12, 2021. Please see the dial-in details within the release, as well as additional details on Sundial's website at www.sndlgroup.com.

THIRD QUARTER 2021 OPERATIONAL AND INVESTMENT HIGHLIGHTS

•	Net earnings of $11.3 million for the third quarter of 2021 compared to $71.4 million loss in the third quarter of the prior year.
•	Adjusted EBITDA of $10.5 million for the third quarter of 2021, compared to an adjusted EBITDA loss of $4.4 million in the third quarter of 2020.
•	Net revenue from Cannabis segments of $14.4 million for the third quarter of 2021, an increase of 57% over the second quarter of 2021 and an increase of 12% over the third quarter of 2020.
•	Cannabis Cultivation and Production: Net revenue for the cultivation and production of cannabis was $8.2 million compared to $9.2 million in the previous quarter, a decline of 11%.
•	Cannabis Retail: Net revenue for cannabis retail was $6.1 million following the acquisition of Inner Spirit Holdings Inc. ("Inner Spirit") and the Spiritleaf retail network ("Spiritleaf") during the third quarter.
•	Gross margin from Cannabis segments was $1.8 million, including a loss of $1.9 million from cannabis cultivation and production compared to a loss of $19.5 million from that segment in the third quarter of 2020.
•	Investment and fee revenue of $3.3 million, realized gains on marketable securities of $6.0 million and Sundial's share of profit from equity accounted investees of $9.9 million for the third quarter of 2021 compared to Nil in the third quarter of the prior year, which preceded the start of these activities.
•	$1.1 billion of cash, marketable securities and long-term investments at September 30, 2021, and $1.2 billion at November 9, 2021, with $571 million of unrestricted cash and no outstanding debt.
•	Acquired Inner Spirit on July 20, 2021 and entered into an agreement to acquire Alcanna Inc. ("Alcanna'), Canada's largest private liquor retailer, operating 171 locations, on October 7, 2021, subsequent to the end of the third quarter.

"Our third quarter results reflect the initial impact of the business transformation led by Sundial's team over the last 10 months," said Zach George, Chief Executive Officer of Sundial. "We remain focused on sustainable profitability and continued improvement in all aspects of our operations. Despite the ongoing challenges facing industry participants, our financial condition has never been stronger. Sundial is uniquely positioned relative to its peers as we seek to delight consumers and become a trusted industry partner. Our balance sheet strength enables our team to avoid short term pressures while working to improve the quality of our decision making. We expect that the achievement of our objectives will result in an aggregate base business that generates free cash flow in 2022."

THIRD QUARTER 2021 KEY FINANCIAL METRICS

OPERATING SEGMENTS	- - - - -Cannabis - - - - -
($000s)	Cultivation and Production	Retail	Investment	Corporate	Total
As at September 30, 2021
Total assets	174,578	166,955	1,109,840	2,998	1,454,371
Nine months ended September 30, 2021
Net revenue	27,269	6,140	6,756	-	40,165
Gross margin	(8,149)	3,658	6,756	-	2,265
Share of profit of equity-accounted investees	-	-	13,642	-	13,642
Depreciation and amortization	2,442	1,463	-	469	4,374
Earnings (loss) before tax	(94,800)	(476)	17,339	(107,542)	(185,479)
Three months ended September 30, 2021
Net revenue	8,227	6,140	(14,699)	-	(332)
Gross margin	(1,876)	3,658	(14,699)	-	(12,917)
Share of profit of equity-accounted investees	-	-	9,918	-	9,918
Depreciation and amortization	660	1,463	-	262	2,385
Earnings (loss) before tax	(10,177)	(476)	(6,012)	17,918	1,253

Sundial reports three operating segments including two Cannabis segments: Cultivation and production, and retail, which was added with the acquisition of Inner Spirit. The third segment is Investments. For the three and nine months ended September 30, 2020, Cannabis was the only reportable segment, and therefore no comparative segment information is available for the Investment or retail segments.

•	Asset value per share at September 30, 2021, including cash, loans, marketable securities and the Olds facility at net book value was approximately $1.4 billion or $0.70 per share (US$1.1 billion or US$0.55 per share).
•	As of September 30, 2021 and November 9, 2021, the Company had an unrestricted cash balance of approximately $629 million and $571 million, respectively, and total common shares outstanding of 2.1 billion and 2.1 billion, respectively.

ALCANNA ACQUISITION

On October 7, 2021, the Company announced that it had entered into an arrangement agreement with Alcanna pursuant to which the Company will acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement for total consideration of 387.3 million common shares of Sundial, with a value of approximately $346 million (the "Alcanna Acquisition"). The Alcanna Acquisition is expected to close in the fourth quarter of 2021, subject to customary closing conditions. Alcanna's longstanding liquor business provides Sundial with stable cash generation through a mature and proven business model with trailing twelve months free cash flow of $16.4 million on a built-out retail platform.

Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, "Wine and Beyond", "Liquor Depot" and "Ace Liquor". Alcanna also holds an approximate 63% equity interest in Nova Cannabis Inc., a Canadian cannabis retailer operating stores across Alberta, Saskatchewan, and Ontario.

THIRD QUARTER 2021 RESULTS

CANNABIS RESULTS

The Company's Cannabis operations are comprised of two segments: cannabis cultivation and production and, with the acquisition of Inner Spirit, cannabis retail.

CANNABIS CULTIVATION AND PRODUCTION

Sundial remains focused and committed to optimization of its cultivation and processing activities.

•	Sundial's ongoing investments in innovation and cultivation practices generated continued crop yield stability in the third quarter of 2021 with results at 51 grams per square foot versus 49 grams per square foot in third quarter of 2020.
•	Sundial continues to achieve higher weighted average THC potency reaching its highest percentage results in the third quarter of 2021, validating the Company's efforts and improvements in cultivation.
•	Sundial launched its newest product innovation, Caviar Cones, in the third quarter of 2021 under the award-winning Top Leaf brand. This launch, the first of its kind in Canada, reinforces Sundial's focused innovation pipeline of premium inhalables in the Canadian cannabis market. In the first four weeks after launch, the Top Leaf Forbidden Lemon Caviar Cone was the top-selling Pre-Roll SKU in all Spiritleaf stores in Alberta, Saskatchewan, and Manitoba (initial launch provinces).
•	Sundial's premium portfolio remains well positioned to focus on the higher margin inhalables segment. The Company grew share of premium flower despite a purposeful portfolio rationalization reducing its assortment by almost 80% and focusing on higher potency and quality flower in the third quarter of 2021 under Top Leaf.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS
Gross margin before fair value adjustments from cannabis cultivation and production for the three months ended September 30, 2021 was negative $4.9 million compared to negative $17.3 million for the three months ended September 30, 2020. The increase of $12.4 million was due to a lower inventory obsolescence provision compared to the prior period as well as Sundial's ongoing focus on cost optimization, reduction of harvest inventory subject to impairment and offering the most competitive and profitable strains and brands to its customers against the backdrop of industry-wide price compression and high relative operating costs at our premium facility.

NET REVENUE FROM CULTIVATION AND PRODUCTION
Net revenue from cultivation and production operations in the third quarter of 2021 was $8.2 million compared to $12.9 million in the third quarter of 2020, reflecting the Company's continuing shift to branded sales from wholesales.

GROSS SELLING PRICE
Average gross selling price was $3.23 per gram in the third quarter of 2021, compared to $2.67 per gram in the third quarter of 2020. The increase of $0.56 per gram equivalent was mainly due to an increase in prices for sales to other LPs, partially offset by lower prices for provincial board sales. Average gross selling price per gram equivalent of branded products, net of provisions, was $3.31 per gram in the third quarter of 2021, compared to $3.19 per gram in the second quarter of 2021.

REVENUE BY FORMATS
In the third quarter of 2021 gross revenue from Sundial's formats was:

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Revenue from dried flower	9,273	11,629	28,763	39,443
Revenue from vapes	1,166	3,577	3,863	14,185
Revenue from oil	37	319	1,628	2,828
Revenue from edibles and concentrates	546	-	1,255	-
Gross revenue	11,022	15,525	35,509	56,456

As the cannabis industry continues to be faced by challenges and price compression in all segments, Sundial's revenue by formats for the third quarter of 2021 has declined compared to the third quarter of 2020. Due to a purposeful portfolio rationalization in Sundial's vape segment along with continued price pressure, Sundial has seen a decrease in gross revenue in the third quarter of 2021.

CANNABIS RETAIL

Sundial completed its acquisition of Inner Spirit on July 20, 2021. As a result, this is the first quarter that the Company's consolidated financial results include Inner Spirit.

•	Gross revenue for the period from July 20, 2021, to September 30, 2021, was $6.1 million. Cannabis retail revenue is comprised $3.9 million of retail cannabis sales to consumers at corporate-owned Spiritleaf retail cannabis stores and $2.2 million of franchise revenue, which represents royalty revenue, advertising revenue and franchise fees.
•	System-wide retail sales[1] were $33.5 million from July 20, 2021 to September 30, 2021and $47.1 million for the full third quarter, a record for the Spiritleaf retail network, generating approximately $2.2 million of franchise royalty and fee income for Sundial. System-wide retail sales represent the aggregate revenue earned by franchised Spiritleaf retail cannabis stores and corporate-owned Spiritleaf retail cannabis stores, and do not represent revenues that accrue to the Company. The Company receives all revenues from corporate-owned Spiritleaf retail cannabis stores, as well as royalties and advertising fees in respect of the franchised Spiritleaf retail cannabis store revenue forming part of the system-wide retail sales.
•	A total of 14 Spiritleaf stores have been opened since July 2021. As of November 9, 2021, the store count is at 109.
•	As Sundial further develops and optimizes its store network in Canada, the Company has launched a multi-store pilot program to improve the consumer experience through assortment, price and engagement to meet the diverse needs of Canadian cannabis consumers.
•	Sundial implemented a Spiritleaf Franchisee Advisory Council to further engage Spiritleaf franchisees and to obtain feedback and collaboration on strategic initiatives to drive the continued growth and success of the Spiritleaf banner.
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[1] System-wide retail sales is a non-IFRS financial measure. For more details, see the "Non-IFRS Financial Measures" section below.

GROSS MARGIN
Gross margin for the period July 20 to September 30, 2021, was $3.7 million.

INVESTMENTS

Sundial's investment income is classified as income from operations.

•	During the nine months ended September 30, 2021, the Company deployed a portion of its available capital into several cannabis-related investments totaling $489 million, including $323 million to the SunStream Bancorp Inc. joint venture ("SunStream"). In the third quarter of 2021 $181 million was directed to these investments, including $135 million to SunStream. Investment operations generated $19.2 million in investment income in the third quarter, including interest, fees and realized gains on marketable securities.
•	In the third quarter of 2021, the Company's portfolio of credit-related investments generated an annualized rate of return of 13%. At November 9, 2021, the Company had an unrestricted cash balance of $571 million and remained debt free.

REVENUE FROM INVESTMENTS

Revenue from Investments in the third quarter of 2021 was negative $4.8 million including unrealized losses on marketable securities, due to fluctuation in share prices from our portfolio of investments.

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Interest and fee revenue
Interest revenue from investments at amortized cost	352	-	793	-
Interest and fee revenue from investments at Fair Value Through Profit or Loss	2,116	-	6,398	-
Interest revenue from cash	841	-	2,311	-
	3,309	-	9,502	-
Investment revenue
Realized gains	5,988	-	18,218	-
Unrealized gains (losses)	(23,996)	-	(20,964)	-
	(18,008)	-	(2,746)	-
Revenue from direct investments	(14,699)	-	6,756	-
Share of profit of equity-accounted investees	9,918	-	13,642	-
Total investment activities	(4,781)	-	20,398	-

CONSOLIDATED FINANCIAL RESULTS

SALES, MARKETING AND GENERAL AND ADMINISTRATIVE EXPENSES
SMG&A costs increased by 30% from $8.3 million to $10.8 million in the third quarter of 2021 when compared to the third quarter of 2020. The increase was mainly due to increased employee-related costs, and inclusion of Spiritleaf results subsequent to its acquisition.

NET EARNINGS
Net earnings for the three months ended September 30, 2021 were $11.3 million compared to a net loss of $71.4 million in the previous year.

ADJUSTED EBITDA FROM CONTINUING OPERATIONS

Adjusted EBITDA from continuing operations was $10.5 million for the three months ended September 30, 2021 compared to a loss of $4.4 million for the three months ended September 30, 2020.2 The increase was due to the following:

•	Increase in net revenue including Spiritleaf;
•	Interest and fee revenue;
•	Realized gains on investments; and
•	Share of profit of equity-accounted investees.
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[2] Adjusted EBIDTA is a non-IFRS financial measures. For more details, see the "Non-IFRS Financial Measures" section below.

STRATEGIC AND ORGANIZATIONAL UPDATE

Sundial remains focused on building long-term shareholder value through the accretive deployment of cash resources and on achieving sustainable profitability through a streamlined and right-sized operating structure, and on enhanced offering of high-quality brands.

CANNABIS

•	Sundial continues to focus on the development of inhalable formats through new and unique strains, differentiated product formats and improved efficiencies in manufacturing methods. Sundial's balance sheet strength allows the Company to position itself for the normalization of market conditions that is expected to evolve over the next few years, without pursuing short term market share and unsustainable margins at all costs.
•	In the third quarter of 2021, the Company continued to focus on cost control and streamlining all its operations from cultivation, to supply chain, to sales to achieve the efficiencies of vertical integration.
•	Sundial continues the Inner Spirit post-acquisition integration work.
•	The Company expects to onboard a new Vice President of Supply Chain leader this month to support Sundial's continued efforts in the optimization of its supply chain efforts and ensure all decisions reflect the current state of the dynamic industry.

INVESTMENTS

•	Sundial remains focused on gaining risk-managed exposure to the global cannabis industry that is expected to reach US$47 billion by 2025.
•	The Company continues to evaluate numerous potential investment opportunities in the cannabis industry, including structured credit arrangements and equity and option investments as well as mergers and acquisitions.

COVID-19 UPDATE

The Company continues to monitor daily developments in the COVID-19 pandemic and actions taken by government authorities. In accordance with the guidance of provincial and federal health officials to limit the risk and transmission of COVID-19, Sundial continues to implement mandatory self-quarantine policies, travel restrictions, enhanced cleaning and sanitation processes and frequency, safety shields at its retail outlets and social distancing measures. Sundial believes that it has maintained and can maintain safe operations with these pandemic-related procedures and protocols in place. The Company has not experienced a material impact on its production and processing activities to date related to COVID-19.

NON-IFRS MEASURES

Certain financial measures in this news release, including adjusted EBITDA from continuing operations, gross margin before fair value adjustments, and system-wide retail sales are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

ADJUSTED EBITDA FROM CONTINUING OPERATIONS
Adjusted EBITDA from continuing operations is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA from continuing operations provides information to investors, analysts and others to aid in understanding and evaluating the Company's operating results in a similar manner to its management team. Adjusted EBITDA from continuing operations is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, change in fair value of derivative warrants,  share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

($000s except percentages)	Q3 2021	Q2 2021	% Change	Q3 2020	% Change
Net income (loss) from continuing operations	11,311	(52,287)	122%	(71,397)	116%
Adjustments
Finance costs	135	40	238%	(8,139)	102%
Change in estimate of fair value of derivative warrants	(24,100)	(19,810)	-22%	(10,058)	-140%
Depreciation and amortization	2,385	931	156%	1,480	61%
Income tax recovery	(10,058)	-	100%	-	100%
Change in fair value of biological assets	(2,975)	331	999%	(194)	-1434%
Change in fair value realized through inventory	(15)	456	103%	2,447	101%
Unrealized foreign exchange (gain) loss	(2,071)	104	2091%	(243)	-752%
Unrealized (gain) loss on marketable securities	23,996	1,849	1198%	-	100%
Share-based compensation	1,869	4,539	-59%	3,118	-40%
Asset impairment	-	60,000	-100%	60,000	-100%
Loss (gain) on disposition of PP&E	-	22	-100%	-	0%
Cost of sales non-cash component (1)	915	1,162	-21%	1,289	-29%
Inventory obsolescence	3,871	1,651	134%	19,897	-81%
Restructuring costs	-	-	0%	1,108	-100%
Transaction costs (2)	5,276	805	555%	364	1349%
Government subsidies	-	-	0%	(4,081)	-100%
Other expenses	-	2	-100%	-	0%
Adjusted EBITDA from continuing operations	10,539	(205)	5241%	(4,409)	339%
(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

($000s except percentages)	YTD 2021	YTD 2020	% Change
Net loss from continuing operations	(175,421)	(142,173)	-23%
Adjustments
Finance costs	226	(1,155)	120%
Change in estimate of fair value of derivative warrants	86,034	(10,469)	922%
Depreciation and amortization	4,374	3,414	28%
Income tax recovery	(10,058)	-	100%
Change in fair value of biological assets	(2,550)	(4,853)	47%
Change in fair value realized through inventory	491	18,352	-97%
Unrealized foreign exchange (gain) loss	(62)	(1,429)	96%
Unrealized (gain) loss on marketable securities	20,964	-	100%
Share-based compensation	9,864	7,065	40%
Asset impairment	60,000	65,659	-9%
Loss (gain) on disposition of PP&E	139	(488)	128%
Cost of sales non-cash component (1)	2,903	3,618	-20%
Inventory obsolescence	7,276	37,638	-81%
Restructuring costs	-	6,190	-100%
Transaction costs (2)	9,729	2,762	252%
Government subsidies	(2,180)	(4,081)	47%
Other expenses	1,932	-	100%
Adjusted EBITDA from continuing operations	13,661	(19,950)	168%
(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

SYSTEM-WIDE RETAIL SALES

System-wide retail sales is a non-IFRS measure which the Company uses to evaluate the performance of its retail operations. System-wide retail sales represent the aggregate revenue earned by franchised Spiritleaf retail cannabis stores and corporate-owned Spiritleaf retail cannabis stores, and do not represent revenues that accrue to the Company. The Company receives all revenues from corporate-owned Spiritleaf retail cannabis stores, as well as royalties and advertising fees in respect of the franchised Spiritleaf retail cannabis store revenue forming part of the system-wide retail sales.

Three months ended September 30
($000s)	2021
Gross revenue	6,140
Less:
Royalties	1,684
Advertising	371
Millwork	212
Franchise fee	142
Supply	446
Add back:
Franchise store sales	30,264
System-wide retail sales (1)	33,549

CONFERENCE CALL

Sundial will host a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on Friday, November 12, 2021. A current investor presentation will be available on http://sndlgroup.com/investors.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
http://services.choruscall.ca/links/sundialgrowers20211112.html

REPLAY

The webcast archive will be available for three months via the link provided above.
A telephone replay will be available for one month. To access the replay dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 8057#

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under three operating segments: Cannabis Operations, Cannabis Retail and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's cost-cutting initiatives, the cost savings expected to be achieved, operational goals, demand for the Company's products, the Company's ability to achieve profitability, the development of the legal cannabis market, performance of the Company's investments and the maintenance of production levels, including during the COVID-19 pandemic. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission ("SEC") on March 17, 2021, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 18:47e 11-NOV-21